SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SPOTLIGHT INNOVATION INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

849207105

(CUSIP Number)

John M. Krohn

11147 Aurora Ave.

Building 3

Urbandale, IA 50322

515-274-9087

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Krohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,576,706 (1)
	8	SHARED VOTING POWER: 14,747,478 (2)(3)
	9	SOLE DISPOSITIVE POWER: 1,576,706 (1)
	10	SHARED DISPOSITIVE POWER: 14,747,478 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,324,184(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 1,576,706 shares of common stock which includes 221,487 shares of common stock underlying warrants exercisable within 60 days.

(2)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 3,435,000 shares of common stock underlying warrants exercisable within 60 days held by K4; and (v) 1,943,793 shares of common stock issuable upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4.

(3)	The Reporting Person is the Managing Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. The Reporting Person holds 50% of the equity ownership interest in K4.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Kemery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 14,747,478 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 14,747,478 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,747,478 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 3,435,000 shares of common stock underlying warrants exercisable within 60 days held by K4; and (v) 1,943,793 shares of common stock issuable upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4.

(2)	The Reporting Person is a Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. The Reporting Person holds 50% of the equity ownership interest in K4.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K4 Enterprises, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,747,478 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 14,747,478 (1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,747,478 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4, (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 3,435,000 shares of common stock underlying warrants exercisable within 60 days held by K4; and (v) 1,943,793 shares of common stock issuable upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4.

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Item 5. Interest in Securities of the Issuer

(a)

John M. Krohn beneficially owns, together with all affiliates (including K4 and Mr. Kemery), an aggregate of 16,324,184 shares of the Issuer’s common stock, or 45.4% of the Issuer’s issued and outstanding shares of common stock (based on 25,285,514 shares issued and outstanding as of December 7, 2016). This beneficial ownership includes:

(i)	1,576,706 shares held directly by John M. Krohn, including (a) 221,487 shares of common stock underlying warrants exercisable within 60 days.

(ii)

14,747,478 shares held by K4, including (a) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4, (b) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (c) 4,278,779 shares of common stock held by K4, (d) 3,435,000 shares of common stock underlying warrants exercisable within 60 days held by K4; and (e) 1,943,793 shares of common stock issuable upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4.

(b)

John M. Krohn may be deemed to hold sole voting and dispositive power over 1,576,706 shares of common stock and shared voting and dispositive power over 14,747,478 shares of common stock.

Michael Kemery may be deemed to hold shared voting and dispositive power over 14,747,478 shares of common stock.

K4 may be deemed to hold sole voting and dispositive power over 14,747,478 shares of common stock.

(c)

On December 19, 2016, the Issuer sold to K4 a convertible promissory note in the aggregate principal amount of $830,000 (the “Note”). The Note is convertible into approximately 1,943,793 shares of common stock at a conversion price equal to 70% of the average closing bid price of the common stock during the six months immediately prior to such conversion. On December 19, 2016, in connection with the sale of the Note, the Issuer issued to K4 warrants to purchase 2,075,000 shares of common stock. On December 23, 2016, the Issuer issued to John M. Krohn 108,000 shares of common stock in exchange for the return to the Issuer of options to purchase 75,000 shares of common stock. On December 28, 2016, John M. Krohn was granted 450,000 shares of common stock of the Issuer and an additional 75,000 shares of common stock of the Issuer that will be issued on or about January 2, 2017.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 16,324,184 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1*	Joint Filing Agreement with John M. Krohn, Michael Kemery and K4 Enterprises, LLC

_________

*Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John M. Krohn

Dated: December 30, 2016	By:	/s/ John M. Krohn
John M. Krohn

Michael Kemery

Dated: December 30, 2016	By:	/s/ Michael Kemery
Michael Kemery

K4 ENTERPRISES, LLC

Dated: December 30, 2016	By:	/s/ Michael Kemery
Michael Kemery, Manager

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